January 23, 2009

Securities & Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Attn:

Rufus Decker, Accounting Branch Chief

Jeffrey Gordon, Staff Accountant

Re:

AE Biofuels, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008

File No. 0-51354

Ladies and Gentlemen:

This letter responds to certain additional comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to AE Biofuels, Inc. (the “Company”) dated December 29, 2008.

For your convenience, we have included each of the Staff's comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

Staff Comment 1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response.  We have incorporated below, where appropriate, the disclosures to be included in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our other future filings, in response to the Staff’s comments.

Financial Statements

Note 1 – Nature of Activities and Summary of Significant Accounting Policies, page F-6

Net Loss Per Share, page F-8

Staff Comment 2.  We have reviewed your response to prior comment 14.  Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS.  Please revise as necessary.

Response:  We treat the vested portion of restricted stock as a component of common stock.  Similarly, the unvested portion of restricted stock is treated as a component of potentially dilutive shares.  To highlight this distinction, we will include the following language into our subsequent filings, until such time as the restricted shares become fully vested:

“Basic loss per share includes the vested portion of restricted stock grants.  The unvested portion of restricted stock grants are excluded from basic loss per share and are included in the fully diluted net loss per share computation.”

Note 12—Acquisitions, Divestitures and Joint Ventures, page F-16

Staff Comment 3.  We have reviewed your response to prior comment 21.  Please disclose the factors that led you to determine that Wahoo Ethanol LLC, Sutton Ethanol LLC and Illinois Valley Ethanol LLC were entities held under common control.  Refer to EITF 02-5.

Response:  Wahoo Ethanol LLC (“Wahoo”), Sutton Ethanol LLC (“Sutton”), and Illinois Valley Ethanol LLC (“IVE”) did not represent businesses as the term “business” is defined in EITF Issue 98-3 and, consequently, the transactions were not accounted for under Statement 141. Since Statement 141 does not apply, the Wahoo-Sutton-IVE transactions are also outside the scope of EITF 02-5.

The transactions, however, are within the scope of SAB Topic 5G, which provides:

“The Staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP.”

Consequently, we recorded the value of the assets transferred to the Company at book value.

Although the Wahoo-Sutton-IVE transactions are outside the scope of Statement 141, we believe that the accounting prescribed by Statement 141 for entities under common control can be referred to by analogy to further support our accounting for these transactions. We refer to the Wahoo, Sutton, and IVE entities as entities under common control, not under the definition of EITF 02-5 which is outside the scope of these transactions, but because the parties to these transactions held more than 50% of each of Wahoo, Sutton and IVE and were also shareholders of the Company.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

Staff Comment 4.  Please address the above comments in your interim filings as well, as applicable.

Response:  Where appropriate, we will address the Staff’s comments in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our other future filings.

Financial Statements

General

Staff Comment 5.  We reissue comment 26.  It is not clear how you have met the disclosure requirements set forth in paragraphs 32 through 35 of SFAS 157 regarding your marketable securities.  Please revise your disclosures or advise.

Response:  We originally disclosed our time deposits held by our foreign subsidiary as marketable securities subject to the guidance in SFAS 115. These time deposits had original maturity periods in excess of 90 days and were therefore classified as current assets.  After further consideration of SFAS 115 and the guidance in Current Text I80.807, we believe that these time deposits do not qualify as marketable securities and are not subject to periodic fair value remeasurement.  Current Text I80.807 provides as follows:

“Q-Does this section apply to certificates of deposit (CDs) or guaranteed investment contracts (GICs)?

A-It depends on the characteristics of the particular CD or GIC.  The definition of security in paragraph .406 was modeled after the definition provided in the Uniform Commercial Code.  Most CDs would not meet this definition, but certain negotiable “jumbo” CDs might.  Likewise, certain GICs might be considered securities, while others would not.”

Had the maturity dates been less than 90 days, we would have classified these time deposits as cash.  As such, we believe they fall into the category of “most CDs” which are not within the guidance of SFAS 115 and are not subject to fair value measurement under SFAS 157.  In our prior filings we had not recorded any fair value adjustments to these time deposits consistent with their characteristics as time deposits.  Subsequent to December 31, 2007, we purchased time deposits with maturities of less than 90 days and have classified these time deposits as cash and cash equivalents.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Staff Comment 6.  We have reviewed your response to prior comment 29.  It appears that you believe the stock market capitalization covenant and the current ratio covenant are material.  As such, please disclose here or elsewhere in the filing the specific terms of each of these covenants.  Please also disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:  We have reviewed the guidance referenced in your comment and will enhance the Liquidity section of our Management’s Discussion and Analysis in our future filings to include a discussion of both of the critical debt covenants at the end of the reporting period.  For illustrative purposes, we have prepared the following disclosure based on the Company’s quarter ended September 30, 2008.  We will include substantially similar disclosure in future filings as appropriate.

“The Company has two financial covenants, a Stock Market Capitalization covenant and a Current Ratio covenant.  The Stock Market Capitalization covenant requires the Company to maintain an aggregate dollar market value of at least $100,000,000 as of the end of each month.  This calculation is performed by multiplying the stock price at the end of each month by the aggregate shares outstanding.  The Current Ratio covenant requires the Company to maintain a ratio of at least 1.10:1 exclusive of the indebtedness under the note and the non-cash share issuance liability.  This calculation is performed by first adjusting the current liabilities by the amount of the note and the non-cash share issuance liability, then by applying this denominator to the current assets numerator.  The calculations as of September 30, 2008 are as follows:

September 30, 2008
Aggregate shares outstanding	91,065,841

Share price at September 30, 2008	$5.50

Market Capitalization	$500,862,126

Covenant Requirement	$100,000,000

September 30, 2008
Total Current Assets	$2,322,421

Total Current Liabilities	9,471,568
Less: Non-Cash Share Issuance Liabilities	(2,274,402)
Less: 10% Senior Secured Notes	(5,000,000)

Total Current Liabilities for Current Ratio	$2,197,166

Current Ratio	1.06

Covenant Requirement	1.10

At September 30, 2008, the Company was not in compliance with the current ratio covenant for the month of September under the loan agreement and is working with the lender to obtain a waiver of this covenant. While we expect to obtain a waiver, in the event we are unable to do so, the interest rate under this facility increases by 8% and, at the option of the lender, the indebtedness may become immediately due and payable. The Company has no cross default provisions in this or any other debt agreement. As a result, our inability to obtain a waiver will have no adverse impact on our other debt obligations. Nevertheless, the failure to obtain a waiver or the acceleration of this debt obligation as a result of this breach may have an adverse impact on our ability to obtain additional borrowings. There is no assurance that the Company will be able to obtain alternative funding in the event this debt obligation is accelerated. Immediate acceleration would have a significant adverse impact on the Company’s near term liquidity.”

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko, Corporate Counsel, at 408-213-0932.

Sincerely,

/s/ SCOTT A. JANSSEN
Scott A. Janssen
Chief Financial Officer

cc:

Alisande M. Rozynko

Corporate Counsel